Form 51-102F3
Material Change Report
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CONTENT OF MATERIAL CHANGE REPORT

Item 1.	NAME AND ADDRESS OF ISSUER

Western Copper and Gold Corporation (the "Corporation") Suite 2050, 1111 West Georgia Street Vancouver, BC V6E 4M3

Telephone: (604) 684-9497 Fax: (604) 669-2926

Item 2.	DATE OF MATERIAL CHANGE

September 25, 2012

Item 3.	NEWS RELEASE

September 25, 2012 and distributed through the facilities of Canada Newswire and filed on SEDAR.

Item 4.	SUMMARY OF MATERIAL CHANGE

The Corporation has announced (and subsequently closed) a non- brokered private placement of "flow-through" common shares raising gross proceeds of $400,000.

Item 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

On September 25, 2012, the Company announced a non-brokered private placement of 500,000 "flow-though" common shares ("FT Shares") at a price of $0.80 per FT Share, for aggregate gross proceeds of $400,000 (the "Private Placement").

Subsequent to September 25, 2012, the Company announced in a news release dated October 5, 2012 that it has closed the Private Placement effective October 4, 2012.

All securities issued under the Private Placement are subject to a four- month hold period expiring on February 5, 2013 pursuant to applicable Canadian securities laws and the policies of the Toronto Stock Exchange.

Certain directors and officers participated in the Private Placement by purchasing FT Shares as follows:

Dale Corman (director, Chairman & CEO)	342,500 FT Shares
Klaus Zeitler (director)	62,500 FT Shares
Robert Gayton (director)	37,500 FT Shares
Paul West-Sells (President & COO)	12,500 FT Shares
Julien François (CFO)	12,500 FT Shares
Corey Dean (Corporate Secretary)	12,500 FT Shares

Accordingly, the Private Placement is to that extent a related party transaction under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").

However, the directors of the Company, excluding the interested directors, determined that the Private Placement is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(c) and 5.7(1)(b) of MI 61-101 (Distribution of Securities for Cash) on the basis that at the time the Private Placement was agreed to, neither the fair market value of the securities to be distributed in the Private Placement nor the consideration to be received for those securities, insofar as the Private Placement involves the interested parties (being Messrs. Corman, Zeitler, Gayton, West-Sells, François and Dean (collectively, the "Insiders")), exceeds $2,500,000. As required by the exemptions the directors also confirmed that neither the Company nor, to the knowledge of the Company after reasonable inquiry, the interested parties, has knowledge of any material information concerning the Company or its securities that has not been generally disclosed.

The table below sets out the Insiders' shareholdings prior to and following completion of the Private Placement:

	Shareholdings prior to Private Placement		Shareholdings following Private Placement
Name	Number	Percentage	Number	Percentage
Dale Corman	5,376,600	5.8%	5,719,100	6.1%
Klaus Zeitler	35,000	<0.1%	97,500	0.1%
Robert Gayton	77,900	0.1%	115,400	0.1%
Paul West-Sells	81,500	0.1%	94,000	0.1%
Julien François	83,500	0.1%	96,000	0.1%
Corey Dean	50,000	0.1%	62,500	0.1%

In connection with the Private Placement, the Insiders entered into subscription agreements with the Company containing customary provisions and on the same terms as the arm's length subscribers to the Private Placement.

The Company did not file a material change report more than 21 days before the expected closing of the Private Placement as the details of the Private Placement and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the Private Placement on an expedited basis for sound business reasons.

Item 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

Item 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51- 102

Not applicable.

Item 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

Item 8.	EXECUTIVE OFFICER

Contact: Julien François, Chief Financial Officer Telephone: (604) 684-9497

Item 9.	DATE OF REPORT

Dated at Vancouver, British Columbia, this 5th day of October, 2012.